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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)


                           Markland Technologies, Inc.
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                                (Name of Issuer)


                    Common Stock, $.0001 par value per share
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                         (Title of Class of Securities)


                                   570 658 104
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                                 (CUSIP Number)

                                  Carey Naddell
                      President and Chief Executive Officer
                                 Eurotech, Ltd.
                             8665 Sudley Road, #608
                          Manassas, Virginia 20110-4588
                                 (561) 998-0485
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 22, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP No. 570 658 104
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1.   Name of Reporting Persons.
     I.R.S. Identification Nos. of above persons (entities only).

     Eurotech, Ltd.      33-0662435
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2.   Check the Appropriate Box If a Member of a Group (See Instructions)
     (a)  [_]
     (b)  [X]
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3.   SEC Use Only

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4.   Source of Funds (See Instructions)
     OO
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5.   Check If Disclosure of Legal Proceedings Is Required Pursuant to
     Items 2(d) or 2(e)                                             [_]

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6.   Citizenship or Place of Organization

     District of Columbia
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               7.   Sole Voting Power
  NUMBER OF         126,795,779
   SHARES      -----------------------------------------------------------------
BENEFICIALLY   8.   Shared Voting Power
 OWNED BY           See Item 5
    EACH       -----------------------------------------------------------------
  REPORTING    9.   Sole Dispositive Power
   PERSON           126,795,779
    WITH       -----------------------------------------------------------------
               10.  Shared Dispositive Power
                    See Item 5
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11.  Aggregate Amount Beneficially Owned by Each Reporting Person
     126,795,779
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12.  Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                               [_]
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13.  Percent of Class Represented by Amount in Row (11)
     41.42%
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14.  Type of Reporting Person (See Instructions)
     CO
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ITEM 1.  SECURITY AND ISSUER

         This Amendment No. 1 (this "Amendment") amends and supplements the
Schedule 13D filed by the reporting person on January 21, 2003 with respect to the common stock, par value $.0001 per share (the "Markland Common Stock"), of Markland Technologies, Inc., a Florida corporation ("Markland"). The address of the principal executive offices of Markland is #207, 54 Danbury Road, Ridgefield, CT 06877.

ITEM 2.  IDENTITY AND BACKGROUND

         Paragraph (b) of Item 2 is hereby amended and restated as follows:

         (b) Eurotech's principal business address is 8665 Sudley Road, #608, Manassas, Virginia 20110-4588.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         No change.

ITEM 4.  PURPOSE OF TRANSACTION

         Item 4 is hereby amended by inserting the following at the end thereof:

         On March 27, 2003, Eurotech entered into an exchange agreement with Markland pursuant to which Eurotech agreed to exchange 100 million shares of Markland Common Stock for 16,000 shares of Series D Convertible Preferred stock of Markland having a liquidation value of $16 million (such transaction, the "Markland Exchange"). This transaction closed on May 22, 2003, on which date the 16,000 shares of Series D Convertible Preferred stock of Markland were transferred to Woodward LLC ("Woodward") in a separate transaction pursuant to which such investor terminated its security interest in the shares of Markland Common Stock owned by Eurotech, which security interest had been granted on December 19, 2002.

         In connection with a litigation with its former law firm, Eurotech entered into a Settlement Agreement, dated April 15, 2003, pursuant to which Eurotech was to pay such firm the sum of $310,581 by a combination of cash and stock in accordance with a schedule and on the terms set forth in the Settlement Agreement. On August 4, 2003, Eurotech caused the transfer of 3,306,046 shares of Markland Common Stock to such firm in fulfillment of its obligations under the Settlement Agreement. Such transfer was undertaken in a transaction exempt from registration under the Securities Act of 1933, as amended (the "Securities Act").

         On October 10, 2003, Eurotech caused the transfer of an aggregate of 9,825,519 shares of Markland Common Stock to certain former employees and vendors of Eurotech in satisfaction of certain financial obligations owed by Eurotech to such persons. Such transfers were undertaken in transactions exempt from registration under the Securities Act.


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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended and restated as follows:

         (a), (b) Eurotech is the sole owner of 126,795,779 shares of Markland Common Stock, representing approximately 41.42% of the outstanding Markland Common Stock as of September 5, 2003 (the date of the most recently publicly available information regarding the total outstanding shares of Markland Common Stock). Except as set forth in this Item 5 hereof, Eurotech has the sole power to vote such shares.

         On August 25, 2003, Eurotech granted Woodward a security interest (the "Security Interest") in 3,500,000 shares of Markland Common Stock as security for the repayment of indebtedness owed to Woodward under three separate promissory notes aggregating $120,000. Other than as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Markland Common Stock owned by Eurotech.

         (c) Except as set forth in this Amendment, Eurotech has not acquired or disposed of any shares of Common Stock during the past 60 days.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Except as described in this Amendment with respect to the Security Interest, Eurotech does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of Markland, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         No change.



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SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



Dated: October 24, 2003                      EUROTECH, LTD.


                                             By: /s/ Carey Naddell
                                                 -------------------------------
                                                 Name: Carey Naddell
                                                 Title: President and CEO